

November 20, 2014

Via Email
Steven R. Downing
Principal Financial Officer
Gentex Corporation
600 North Centennial
Zeeland, Michigan 49464

> **Re: Gentex Corporation**
> **Form 10-K for the year ended December 31, 2013**
> **Filed February 26, 2014**
> **Form 10-Q for the quarter ended September 30, 2014**
> **Filed November 10, 2014**
> **File No. 000-10235**

Dear Mr. Downing:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the year ended December 31, 2013

Notes to the Financial Statements

Note 7. Segment Reporting, page 58

1. We note from your disclosures in Note 7 that it appears you have included the HomeLink business, a wireless vehicle/home communication business acquired during 2013, in your Automotive Products segment, which primarily designs and manufactures interior and exterior automotive mirrors. Please tell us the consideration given by management in determining your reportable operating segments in light of this significant acquisition during fiscal year 2013. In this regard, it appears that you have acquired new customers, markets and additional product offerings of the HomeLink business. We also note your

announcement in your July 24, 2014 earnings call that you have developed new HomeLink products for non-automotive applications. Please tell us how you considered these characteristics of HomeLink's operations in determining that it is appropriate to aggregate this business with your Automotive Products segment at December 31, 2013. Your response should address how you identified the operating segments under ASC Topic 280-10-50-1 and 280-10-50-3 through 50 and further, how you evaluated each of the aggregation criteria in ASC Topic 280-10-50-11. Also, please identify for us the chief operating decision maker (CODM), the individuals that report directly to the CODM and the nature of the operating results regularly reviewed by your CODM to make decisions about allocating resources and assessing performance. Additionally, please advise us of the amount of revenues and operating profit for HomeLink for 2013 and for the nine months of 2014.

Form 10-Q for the Quarter Ended September 30, 2014

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

2. We note your disclosure that automotive net sales increased in both the three months ended September 30, 2014 and nine months ended September 30, 2014 due to an increase of 10% and 11%, respectively, in automotive mirror unit shipments and the addition of HomeLink. In light of the significance of the HomeLink acquisition, please tell us, and revise your discussion of the changes in net sales to quantify the amount of the net sales increase related to internal growth and the amount related to the HomeLink acquisition. In this regard, we also note that as a percentage of net sales, cost of goods sold decreased in both the three months ended September 30, 2014 and the nine months ended September 30, 2014, as compared to the comparable 2013 periods, and you disclose that this was due in part to the impact of the HomeLink acquisition. Please explain to us, and revise to disclose, the reasons why the addition of the HomeLink business resulted in a decrease in your cost of goods sold as a percentage of net sales.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Kristin Shifflett at 202-551-3381 or Claire Erlanger at 202-551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact me at 202-551-3377 with any other questions.

Sincerely,

/s/ Andrew Mew

Andrew Mew
Senior Assistant Chief Accountant